October 21, 2014

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Luna Bloom
Melissa Kindelan
Patrick Gilmore

Re:	GoDaddy Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed August 14, 2014
File No. 333-196615

Ladies and Gentlemen:

On behalf of our client, GoDaddy Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 9, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-196615) (the “Registration Statement”) filed with the Commission on August 14, 2014. The Company is concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1 to the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the pages of Amendment No. 2.

Securities and Exchange Commission

October 21, 2014

General

1.	We continue to consider your response to prior comment 1, and will separately provide any further comments or inquiries in that regard.

The Company acknowledges the Staff’s comment and intends to address any further comments or inquiries from the Staff.

2.	We note the endorsements from three customers included on the second page of your graphic materials. Please supplementally provide us with consents from these parties. Further, tell us whether any of these third parties were paid for their endorsements, and if so, disclose that fact. Finally, we note the language quoted to the right of the graphic. Please disclose to whom the quote is attributable.

In response to the Staff’s comment, the Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Act, under separate cover, with the consents related to the customers included on the second page of the graphic materials. The Company further advises the Staff that none of the customer endorsements were paid for by the Company.

In addition, the Company advises the Staff that the Company plans to revise the graphic in a future filing of the Registration Statement to remove the quotations on the statement to the right of the graphic.

Selected Consolidated Financial Data

Reconciliation of Non-GAAP Financial Measures, page 79

3.	We note your revisions on pages 19, 79, and 88 that your non-GAAP measure, “unlevered free cash flow,” is now a performance measure as opposed to a liquidity measure as previously disclosed. We also note you reconcile this measure to operating cash flows on page 81. Considering this measure is a performance measure, please revise to reconcile to the most directly comparable GAAP measure, net income (loss). Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company respectfully refers the Staff to the telephone calls between the Staff, the Company and representatives of the Company on September 16, 2014 and September 18, 2014. The Company advises the Staff that it has removed the disclosures regarding unlevered free cash flow from Amendment No. 2.

Securities and Exchange Commission

October 21, 2014

Results of Operations

Comparison of Combined Periods January 1, 2011 through December 16, 2011 (Predecessor) and December 17 through December 31, 2011 (Successor) and Years Ended December 31, 2012 and 2013, page 94

4.	We note your response to prior comment 26 where you indicate that the two-week Successor period in fiscal 2011 is too short to be meaningful to investors standing on its own and that a presentation of the 50-week Predecessor period on its own would omit information that could be meaningful to investors. A comparison of the company’s historical results is required pursuant to Item 303(a) of Regulation S-X. Please further explain why you believe an analysis on the historical amounts would not be meaningful as required or revise your disclosures.

The Company advises the Staff that the Company has revised the disclosure on pages 95-99 of Amendment No. 2 to address the Staff’s comment.

5.	You further note in your response to prior comment 26 that the impact of the Merger on the two-week Successor period does not materially affect the comparison of the annual periods and therefore you have retained the combined presentation. Please further explain to us why you believe the impact was not material and a combined presentation is appropriate instead of a presentation that includes all relevant pro forma adjustments as required by Article 11 of Regulation S-X.

The Company advises the Staff that the Company has revised the disclosure on pages 95-99 of Amendment No. 2 to address the Staff’s comment.

Management

Executive Officers, page 143

6.	We note your response to prior comment 31, however, you have not disclosed Mr. Irving’s principal occupation and/or employment for the period from April 2012 through January 2013. Please revise your disclosure to describe his principal occupation during this nine-month period, or if none, please tell us such in your response. See Item 401(e) of Regulation S-K.

Securities and Exchange Commission

October 21, 2014

The Company advises the Staff that Mr. Irving was not employed during the period from April 2012 through January 2013. The Company further advises the Staff that it will continue to ensure that the information regarding the business experience of its executive officers is chronologically complete for at least the past five years.

Compensation Committee Interlocks and Insider Participation, page 151

7.	As indicated in prior comment 32, amend this section to include a description of the related party transactions under this heading that provides the information required by Item 404 of Regulation S-K, rather than simply cross-referencing the related party transaction section. See Item 407(e)(4)(i)(C) of Regulation S-K. If you seek to avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing.

The Company advises the Staff that the Company has revised the disclosure on pages 148 and 149 of Amendment No. 2 to address the Staff’s comment.

Principal Stockholders, page 179

8.	We reissue our prior comment 36 with respect to footnote 16. It is unclear whether Messrs. Kravis and Roberts are the persons who have shared voting and/or investment power of the securities held by the all the entities affiliated with KKR in light of the statement that they “may” be deemed to be the beneficial owner of “some of all” of the securities described in that footnote. Please revise to clearly disclose the persons who have sole or shared voting and/or investment power over the securities owned by the entities affiliated with KKR.

The Company advises the Staff that the Company has revised the disclosure on page 180 of Amendment No. 2 to address the Staff’s comment.

Securities and Exchange Commission

October 21, 2014

Desert Newco, LLC Consolidated Financial Statements

General

9.	We note your response to prior comment 37. It appears the operations of Desert Newco will be taxable through GoDaddy Inc. and therefore it would seem a pro forma presentation assuming the Desert Newco had operated as a C-Corporation would provide relevant and useful disclosure to investors despite the tax status of Desert Newco after these transactions. Please further explain why you believe Article 11-01(a)(8) would not apply and why this information would not be material to investors. Also, as previously requested in prior comment 37, please revise to include appropriate disclosures in the notes to the financial statements describing the new organizational structure of the company pending the completion of the initial public offering.

The Company respectfully refers the Staff to the telephone call between the Staff, the Company and representatives of the Company on September 16, 2014. Based on the discussion with the Staff, the Company believes and understands that the Staff agrees that a presentation of pro forma data for Desert Newco, LLC, as if it were a C corporation, would be unnecessary. As discussed on September 16, 2014, the presentation is not necessary given that Desert Newco, LLC has been, and will continue to be, an entity taxed as a partnership. In addition, upon completion of the offering, the Company estimates it will own only 40-45% of Desert Newco, LLC, and thus only that percentage of the operations of Desert Newco, LLC will be subject to corporate level income tax. Such corporate level income tax will only be present at the Company level. Additionally, the Company advises the Staff that if Desert Newco, LLC were to present a statement of operations as if it were a C corporation, the impact of the pro forma would not be material because of the required valuation allowance which would be recorded against deferred tax assets as a result of the net operating losses carried forward. Accordingly, the Company believes that a pro forma presentation is not required by Article 11-01(a)(8).

Based on the September 16, 2014 discussion with the Staff, the Company has revised the disclosure on pages 74 and 76 of Amendment No. 2 to provide additional information regarding treatment of Desert Newco, LLC as a partnership for tax purposes.

Securities and Exchange Commission

October 21, 2014

Desert Newco, LLC Consolidated Financial Statements (Audited) The period from January 1, 2011 through December 16, 2011 (Predecessor), the period from December 17, 2011 through December 31, 2011 (Successor) and the Years Ended December 31, 2012 and 2013 (Successor)

Consolidated Statements of Operations, page F-22

10.	We note your response to prior comment 39 that the stock-based compensation costs related to the predecessor are fundamentally different from ongoing equity-based compensation expense due to restrictions on the vesting and exercisability of such awards. We believe that the contingent recognition of such awards based on the sale of the predecessor or its common stock being listed and publicly traded on a U.S. stock exchange is not a compelling reason for not allocating these costs to the same expense line items in which cash compensation, paid to the same employees, was recorded. Please revise your presentation accordingly.

The Company advises the Staff that the Company has revised its presentation and the related disclosures on pages 16, 77, 78, 90-92, F-23 and F-34 of Amendment No. 2 to address the Staff’s comment.

Additional Information

The Company also advises the Staff that the Company has updated its disclosure regarding export controls and economic sanctions laws on page 42 of Amendment No. 2 and wishes to update its response to Comment 11 of the Staff’s letter dated July 3, 2014. As described on page 42 of Amendment No. 2, in connection with the Company’s acquisition of Mad Mimi, LLC (“Mad Mimi”) in August 2014, Mad Mimi filed an Initial Notification of a Voluntary Self Disclosure to OFAC (the “Mad Mimi Self Disclosure”). The Mad Mimi Self Disclosure referenced potential inadvertent violations of economic sanctions laws and advised OFAC that Mad Mimi has commenced an investigation into the issue and has implemented new measures to block users suspected to be from sanctioned countries from accessing Mad Mimi’s services. The Mad Mimi Self Disclosure was submitted to OFAC immediately prior to the acquisition by the Company of Mad Mimi.

Securities and Exchange Commission

October 21, 2014

Please direct any questions with respect to the Company’s responses or Amendment No. 2 to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

Enclosures

cc (w/ enclosures):	Blake J. Irving
Nima Kelly
GoDaddy Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg
Sarah K. Solum
Davis Polk & Wardwell LLP